

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Laurence H. Midler
Executive Vice President, General Counsel and Secretary
CB Richard Ellis Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California 90025

> **Re: CB Richard Ellis Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 3, 2010**
> **File No. 333-170974**

Dear Mr. Midler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note that you have requested confidential treatment of portions of a material agreement filed with the Commission. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter. If we issue any comments to the confidential treatment request, we will act upon any request for acceleration of the effective date of the Form S-4 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

2.   Please include a description of the tax consequences associated with your REIT status and file a tax opinion as an exhibit to the registration statement or advise us why such revision and filing is not required. It appears that the tax consequences would be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Laurence H. Midler
CB Richard Ellis Group, Inc.
December 17, 2010
Page 2

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard T. Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: William B. Brentani
       Simpson Thacher & Bartlett LLP (via facsimile)